

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Paul Grinberg
Chief Financial Officer
Encore Capital Group, Inc.
3111 Camino Del Rio North, Suite 1300
San Diego, California 92108

> **Re: Encore Capital Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 000-26489**

Dear Mr. Grinberg:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant